THERMAL TENNIS, INC.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO  80111

October 24, 2014

VIA EDGAR

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Thermal Tennis, Inc.
Amendment No. 2 to Form 8-K/A filed October 1, 2014
File No. 000-54476

Dear Mr. Dobbie:

This letter is in response to your letter dated October 16, 2014, respecting your review of Amendment No. 2 to the Current Report on Form 8-K/A filed October 1, 2014, by Thermal Tennis, Inc. (the “Company”).  A responsive amendment no. 3 is being filed on Form 8-K/A today.

Set forth below are your comments, followed by the Company’s responses.

Item 1. Business, page 4

CannaTrade, page 6

1.
We note your response to prior comment 3.  Please clarify whether there are “safe harbors” available under the regulations of the states in which you do business to the extent you comply with FinCen or other “know your customer” guidelines.  Please also briefly discuss how you determined that reviewing licensing and good standing databases quarterly would satisfy any state requirements for verification and ongoing monitoring.

Response:
The Company cannot identify any “safe harbor” provisions under the regulations in the states where CannaTrade does or intends to do business relating to “FinCen” or other “know-your-customer” guidelines.  The Form 8-K/A (Amendment No. 3) filed today includes additional disclosure addressing your request, see pages 6-7.

CannaTrade does not facilitate the transfer of funds between licensed operators that use the CannaTrade marketplace matching service.  The Company does not in any manner hold, transfer, convey, or otherwise participate in the money business transfer or exchange between the two licensed parties; therefore, the Company believes the “FinCen” and “know-your-customer” guidelines do not directly apply to the Company.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 24, 2014

As previously stated, the Company does not participate in any capacity in the funds transfer or exchange, but rather acts as the technology matching service between licensed operators.

On October 8, 2014, the Company met with staff members of the Colorado Marijuana Enforcement Division to discuss ongoing and instantaneous verification through the Company’s electronic recordkeeping source, which determines whether the license holders are valid and in good standing with Colorado and thereby available to participate in the CannaTrade program.  The Division did not object to the quarterly licensing verification process the Company currently has in place, although there is no statutory or regulatory authority on which the Company can rely to claim that quarterly license verification provides any “safe harbor” from enforcement.  The Company intends to have an ongoing relationship with the state regulatory agency and to pursue more frequent license verification of its system.  Because Colorado lacks real-time licensing verification and validation, the Company believes it is following the regulatory statutes and guidelines as closely as reasonably practicable.  Furthermore, due to the costs and monetary risks to licensees to maintain their good standing and compliance with the Colorado Marijuana Enforcement Division, the Company believes there is substantial incentive for licensees to act within the legal and statutory framework to avoid fines and possible forfeiture of licenses resulting from noncompliance.  The Company also requires all participants in the CannaTrade service to affirm that they are in good standing and full compliance prior to matching a transaction.  This is an express affirmation.  In addition, the Company’s agreements with participants include language that makes each transaction an automatic reaffirmation of their regulatory good standing and compliance.

The Company anticipates providing the CannaTrade service in Washington in the future.  For licensing verification, the Washington Liquor Control Board has provided an email list of all current and valid licensed applicants.  On October 16, 2014, the Washington Liquor Control Board, which regulates Washington’s recreational cannabis industry, announced it will begin to post on its website the sales activity of licensed marijuana operators along with any warnings or fines issued to the businesses with any compliance issues.  The purpose of releasing the sales activity and licensing information by the Washington Liquor Control Board is so banks and credit unions can discover violations or licensing concerns for their current customers.  The Company anticipates monitoring such Washington Liquor Control Board data and believes public access to this information will allow routine, ongoing verification of qualified licensed operators.  The updated Washington recreational marijuana operator list can be found at http://www.liq.wa.gov/records/frequently-requested-lists under the “Marijuana License Applicants” list or the “Marijuana Sales Activity” list.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 24, 2014
Page

Item 2. Financial Information, page 23

Plan of Operations, page 23

2.
We note your response to prior comment 9.  Please expand your plan of operations by discussing the key aspects and milestones for each of the proposed capital expenditures listed in the third paragraph on page 24.  Please also explain how each of the capital expenditures is expected to allow you to achieve the goals described in the timeframes disclosed in the fourth paragraph on page 24.

Response:	The Form 8-K/A (Amendment No. 3) filed today includes additional disclosure addressing your request. Please see Item 2. Financial Information, Plan of Operations, beginning on page 24.

The Company acknowledges the following:

●	Thermal Tennis, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●
Thermal Tennis, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely, THERMAL TENNIS, INC. /s/ Brandon C. Jennewine Brandon C. Jennewine Chief Executive Officer

cc: J. Nolan McWilliams